July 25, 2008

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re:** **Lantis Laser Inc.**
> **Amendment No. 3 to Form SB-2 on Form S-1**
> **Filed July 17, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. Please tell us how the amendments confirmed an existing provision of the securities; if the provision was existing, it is unclear why an amendment was required. Please also tell us the basis for stating that the amendments were not material. We may have further comment.

Fee Table

2.   Given that you appear to be registering the resale of common stock – not the conversion of notes – it is unclear why you refer to rule 457(g). Please revise or advise.

Prospectus Cover

3.   We note your response to prior comment 4; however, your continued use of the word "may" implies that the disclosed price is not fixed. Therefore, we reissue the comment.

Selling Stockholders, page 1

4.   Please reconcile your description of the securities offered on page 1 with your descriptions of the securities offered in the footnotes on pages 34-37.

Outstanding Shares of Common Stock, page 2

5.   We note your disclosures on page 2 that you currently have 100,043,238 common shares outstanding and your statement that you will have 110,606,786 outstanding assuming the selling stockholders convert their notes. The difference between these numbers appears to be all of the shares offered. Please reconcile these disclosures with your disclosures on pages 32 through 37. For example, we note that Agoracom Investor Relations Corp. seeks to sell 230,000 shares of common stock which you disclose on page 34 were already issued in September 2007; therefore, these shares should not affect the number of shares outstanding before the offering.

Our Business, page 12

6.   Please clarify the difference between the products that you are developing and the products being developed by the joint venture.

7.   We note your suspension of funding of the joint venture pending delivery of a prototype. Please disclose any known reasons for any delay of the prototype. Also, if there has been a default under the agreement, please disclose the default and the status of the agreement.

8.   Please reconcile the amounts disclosed on page 13 with the $400,000 mentioned on page F-25. Please also reconcile your disclosure in the first full paragraph of page 13 regarding your funding responsibilities, commitments and advances to Laser Energetics with your disclosure in the second full paragraph of page 13.

Phase 3, page 15

9.   We note your statement that, "OCT has been cleared by the FDA for biomedical application, indicating that safety is not an issue." Please:
  - reconcile the above statement with your disclosure in the same paragraph that you expect to file 510(k) notification in September 2008;
  - revise to eliminate the implication that FDA approval indicates that safety is not an issue for your product. From your disclosure on page 17, it appears that 510(k) notification clearance establishes that a device is substantially equivalent to a legally marketed predicate device. Accordingly, it appears that 510(k) clearance does not establish a device's safety, only its safety relative to a legally marketed predicate device.

10.   Please reconcile your disclosure in this section that refers to Phase 3 in the future tense with your disclosure on page 21 that you commenced Phase 3 in June 2008.

11.   Your deletions here and under "Sales and Marketing" appear to indicate a change in plans regarding the configurations in which your product will be sold and the costs of your product. Please tell us the reasons for the changes and where you have disclosed these reasons.

Licenses and Patents, page 15

12.   If you have not satisfied – or know that you do not intend to satisfy – your development or other obligations under the licenses, please disclose the impact in your disclosure, including in appropriate risk factors. For example, we note the obligation in section B.4.3 in exhibit 10.4 to sell your product in 2008; however, your disclosure on page 6 indicates that you will not sell your product until 2009.

13.   Please reconcile your disclosure regarding the $100,000 minimum royalty to Livermore for 2011 through expiration with section C.4.1 to exhibit 10.4.

Government Regulation, page 17

14.   As applicable, please disclose your need to comply with radiological health
        requirements, including requirements pertaining to records and reports, general
        performance standards for electronic products, and performance standards for
        light-emitting products.

Sales and Marketing, page 19

15.   It is unclear how you addressed the issues in previous comment 14; therefore, we
        reissue the comment.

Property, page 20

16.   You have not told us whether the development facility established in Tampa
        which you reference on page 15 is the same space referenced on page 20 in
        Pinellas Park. We therefore reissue prior comment 17.

Management's Discussion and Analysis or Plan of Operation, page 20

17.   For the fiscal years ended December 31, 2007 and 2006 and the three months
        ended March 31, 2008 and 2007, please expand your discussion of Other Income
        (Expense) to separately discuss the reasons for significant changes in each line
        item. Your current disclosure merely repeats the amounts shown on the statement
        of operations.

Overview, page 21

18.   The changes made in response to prior comment 18 appear to represent a delay
        from your previously disclosed plans. Please disclose the reasons for the delay.

Total Operating Expenses, page 22

19.   Please revise to clarify and quantify the change in your research and development
        costs relating to the $134,000 payment to Lawrence Livermore.

Total Operating Expenses, page 23

20.   Please indicate the nature of the professional and consulting services that
        generated the increased expense.

Certain Relationships and Related Transactions, page 31

21.   Based on the information in Appendix A of your response letter, please tell us why the December 2006 issuance to Al Pietrangelo's company is not disclosed as a related-party transaction. Also, please tell us why Mr. Pietrangelo does not appear in your beneficial ownership table.

22.   Please disclose the amounts of the loans and related payments separately for each related party.

Selling Stockholders, page 32

23.   We note your response to prior comment 25; however, transactions that are exempt from registration are not exempt from applicable disclosure. Please ensure that material transactions with the selling stockholders during the past three years are fully described in this section, including the amount of consideration paid in those transactions.

24.   Please tell us what you mean by "144 resale" in Appendix A to your response letter and how the related transactions satisfied the requirements of rule 144.

Sales Pursuant to Rule 144, page 39

25.   We are unable to agree with your response to prior comment 30 that you may omit the disclosure under your circumstances. Therefore, we reissue the comment.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities, page 40

26.   Your response to prior comment 31 appears to address only the first paragraph of this section; however, the comment addressed the second paragraph of your disclosure. Therefore, we reissue the comment.

Experts, page 45

27.   Please provide all the disclosures required by Item 304 of Regulation S-K with regards to your change in auditors.

Audited Financial Statements as of December 31, 2007
Unaudited Financial Statement as of March 31, 2008

Note 4 – Convertible Notes, pages F-16 and F-42

28.   We note that you are netting your debt issuance costs against convertible notes payable. Please tell us your accounting basis for netting these amounts, rather than reporting debt issuance costs as an asset, subject to amortization.

Note 8 – Stockholders' Deficit, pages F- 19 and F- 45

29.   With regards to the 6,460,000 shares issued to various consultants for public and investor relation services, please tell us the following:

- How you determined the measurement date in accordance with EITF 96-18;
- How you determined the fair value of these shares (e.g. quoted prices);
- If the measurement date is based on a performance commitment, how that criteria was met;
- Whether the shares issued were fully vested and non-forfeitable on the date the parties entered into the contract;
- The significant terms of the agreements, including the length of service and when services are deemed to be performed;
- Why the value of these shares is recorded as prepaid services.

Note 8 - Warrants, pages 26, F-20 and F-46

30.   We note your response to our comment 36. Please revise to clarify whether $323,073 was the fair value originally assigned (in error) to the warrants and whether $208,143 is the restated value. Your table in Note 8 states that $323,073 is the "value of warrants" and $208,143 is the "relative value of warrants."

Recent Sales of Unregistered Securities, page II-2

31.   Please reconcile your sales of unregistered securities in fiscal year 2007 with your disclosure on page F-4 that you issued 6,460,000 shares for services rendered in fiscal year 2007. Include the effect of the 50,000 shares that you disclose were surrendered in November 2007.

32.   Please tell us the names of the shareholders who received shares for business consulting and development services and/or public and investor relations services. For example, please identify for us the shareholders who received the 2.5 million and 3.5 million share issuances in November 2007.

33.   Please disclose the exemption from registration claimed for the warrant exercises and the facts relied upon to make the exemption available.

34.   We note your response to prior comment 43. Based on Exhibit 4.3, it appears that the legend addresses the common shares underlying the warrants, not the warrants themselves. Accordingly, we reissue comment 72 to our letter dated October 23, 2007.

Exhibits

35.   Please file complete exhibits with all attachments. For example, we note that Appendix B to Exhibit 10.14 is missing.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP